October 4, 2016

VIA EDGAR AND FEDEX

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valeritas Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 26, 2016

File No. 333-212653

Dear Mr. Mancuso:

On behalf of our client, Valeritas Holdings, Inc. (“we” or the “Company”), set forth below is the Company’s response to the letter dated September 28, 2016 (the “September 28 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-212653 (the “Registration Statement”) submitted to the Commission on September 26, 2016 (the “Amended Submission”). The Company is filing Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”), which includes revisions made to the Amended Submission in response to the September 28 Comment Letter, and to reflect certain additional information. An electronic version of the Revised Registration Statement has been filed concurrently with the Commission through its EDGAR system. A copy of the Revised Registration Statement marked to reflect changes made to the Amended Submission has been sent to the Commission under separate cover.

The numbered paragraphs and headings below correspond to the headings set forth in the September 28 Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Amended Submission, while the page numbers in the Company’s responses refer to page numbers in the Revised Registration Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement.

Russell Mancuso

United States Securities and Exchange Commission

October 4, 2016

Demonstrated Results and Enhanced Patient Experience and Customer Support, page 90

1.	We note your response to prior comment 10. Please disclose your compensation arrangements and others relationships with the entities that you have identified in your prospectus as having conducted studies of your product. Also, if you elect to attribute study results to the named entities that you have compensated as indicated in your response, you should file the consent of those entities. We note, for example, the second sentence of the first full paragraph on page 95.

Response:

In response to the Staff’s comment, we continue to believe that because we did not, and currently do not, consider any of the studies included in the Registration Statement a report or an opinion as contemplated in Rule 436, we did not, and currently do not, consider it necessary to file any consents of any named researcher. To clarify our response to the Staff’s prior comment 10, we did not pay for these studies or reports, and any fees paid in connection with the studies or reports that we previously mentioned in our prior response were paid to third-parties to review the data and conduct statistical analysis. None of these third-parties were affiliated with the research institution or entity conducting such studies. We have also added language on pages 90 and 95 of the Revised Registration Statement to clarify these points. To reiterate further:

1.	Each of the studies included in the prospectus are publicly available. Each study was peer reviewed and published in a scientific journal or industry organization publication as an abstract.

2.	No study was initiated, prepared or conducted at the request of the Company for inclusion in any registration statement, including the Registration Statement.

3.	More specifically, for the various studies, analyses and surveys noted in the Registration Statement, please find below a description on how the Company obtained such information that was subsequently used in the Registration Statement by the Company :

•	User Preference Program: The Company conducted a user preference program to gain feedback about V-Go. The collection and analysis of this data was done by the Company and no third-party entities were involved. We do not name any third parties in the Registration Statement.

•	The SIMPLE Study: The Company conducted a multicenter prospective study to evaluate the effectiveness of V-Go in patients in a real world setting. The collection and analysis of this data was done by the Company and we do not name any third parties in the Registration Statement.

•	University of Massachusetts Clinical Evaluation: In 2013, researchers at the University of Massachusetts (“UMASS”) examined patients who switched to V-Go therapy. The Company did not commission this study. UMASS collected and analyzed the results which were then accepted as a peer reviewed abstract and presented at the 73rd Scientific Session of the ADA in June 2013. The Company was notified of the study and was able to review the publicly available data.

•	The Jones Center for Diabetes & Endocrine Wellness Clinical Evaluation: The Jones Center for Diabetes & Endocrine Wellness (the “Jones Center”) utilized V-Go to treat a large number of their patients as part of their diabetes management. The Jones Center provided access to de-identified patient data so that the Company could perform a retrospective analysis of the data for those patients who used V-Go. The data was then peer reviewed published in the Journal of Diabetes Science and Technology. The Company did pay approximately $4,000 to the Jones Center to provide access to such de-identified patient data for analysis that was conducted by the Company. Such payment was not paid for the commission of the study nor was it paid to the Jones Center for them to conduct the analysis.

Therefore we respectfully submit that we can name these entities without requiring consent from such entity.

Russell Mancuso

United States Securities and Exchange Commission

October 4, 2016

Sales, Marketing and Distribution, page 99

2.	We note your response to prior comment 14. Please expand your disclosure in the first paragraph on page 100 to indicate the date that the agreements with the named distributors will expire.

Response:

In response to the Staff’s comment, although the fee schedule typically has a three-year term, the agreements with the named distributors have either an automatic renewal provision or provide for an indefinite term unless otherwise terminated. We have added disclosure to the first paragraph on page 100 of the Revised Registration Statement that (i) the agreement with McKesson Corporation has an indefinite term unless otherwise terminated by either party; (ii) the agreement with Cardinal Health is on a one year continuous renewal basis unless otherwise terminated by either party; and (iii) the agreement with AmerisourceBergen Drug Corporation is on a one year continuous renewal basis unless otherwise terminated by either party.

Directors and Executive Officers, page 112

3.	Please update your disclosure to reflect the developments mentioned in your Form 8-K dated September 22, 2016. See also the requirements of Rule 438.

Response:

In response to the Staff’s comment, we have added disclosure on page 115 of the Revised Registration Statement under the heading “Directors, Executive Officers, Promotors and Control Persons” to provide background on the newly appointed director to the Company. As a result of this disclosure, the Company has filed Dr. Crothall’s written consent pursuant to Rule 438 as Exhibit 23.4 to the Revised Registration Statement.

* * * * * * *

Russell Mancuso

United States Securities and Exchange Commission

October 4, 2016

The Company believes that the above responses will be acceptable to the Staff. Please contact the undersigned at (609) 919-6633 if you have any questions regarding the foregoing.

Sincerely,

/s/ Emilio Ragosa

Emilio Ragosa

cc:	John Timberlake, Valeritas Holdings, Inc.